Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

					Three Months Ended March 31,
	2002	2003	2004	2005	2006
	(in thousands)
Earnings
Income From Continuing Operations *	105,882	104,958	115,347	141,789	41,016
Fixed Charges	73,381	93,294	80,695	93,414	25,464
Distributed Income of
Equity Investment	30,938	28,003	47,213	37,085	16,297
Capitalized Interest	(4,345)	(5,290)	(4,227)	(6,759)	(3,259)
Total Earnings	205,856	220,965	239,028	265,529	79,518

Fixed Charges
Interest Expense	66,192	84,250	72,053	81,861	21,143
Capitalized Interest	4,345	5,290	4,227	6,759	3,259
Rental Interest Factor	2,844	3,754	4,415	4,794	1,062
Total Fixed Charges	73,381	93,294	80,695	93,414	25,464

Ratio: Earnings / Fixed Charges	2.81	2.37	2.96	2.84	3.12

* Excludes discontinued operations, minority interest, extraordinary loss, gain on sale of assets and undistributed equity earnings.